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UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnTrust Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue 24th Floor
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jill Zelenko 212-224-5506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Zelenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnTrust Securities LLC, as of 12/31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH CURRAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6144097
Qualified in New York County
My Commission Expires April 24, 2018

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (O) Rule 15c3-3 report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTRUST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ENTRUST SECURITIES LLC

Contents

	Page
Report of independent registered public accounting firm	1
Statement of Financial Condition	
Statement of financial condition as of December 31, 2015	2
Notes to statement of financial condition	3



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
EnTrust Securities LLC

We have audited the accompanying statement of financial condition of EnTrust Securities LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EnTrust Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

ENTRUST SECURITIES LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 452,685
Fees receivable	4,055,000
Prepaid assets	90,184
	$ 4,597,869
LIABILITIES	
Commissions payable	$ 3,970,000
Accrued expenses	3,000
	3,973,000
MEMBER'S EQUITY	624,869
	$ 4,597,869

See notes to statement of financial condition

ENTRUST SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2015

NOTE A - ORGANIZATION

EnTrust Securities LLC (the "Company"), a Delaware sole member limited liability company, was organized on April 15, 2003. Effective July 15, 2008, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations as a broker-dealer at the close of business on June 30, 2009.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America.

[1] Use of estimates:

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue recognition:

The Company earns fees from securities offerings of its affiliated entities for which the Company makes introductions of prospective investors to the affiliated entities. These fees are recorded as earned.

[3] Income taxes:

The Company is a single member disregarded limited liability company. The member is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statement.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

NOTE C - CASH

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

NOTE D - RELATED PARTY TRANSACTIONS

The Company engages in material transactions with members of related entities. The results of operations of the Company may not be indicative of the results of the operations if the entities operated independently on an arm's length basis.

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company bears the costs of its filing, registration fees, payroll and commission expenses. Commission expenses are calculated based on a commission rate scale and management fee earned from the investor accounts of the affiliated entities introduced by the Company's representatives. An affiliate, EnTrust Capital Management LP, pays all other operating and administrative costs on behalf of the Company and does not receive reimbursement from the Company.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. At December 31, 2015, the Company had net capital of $449,685 which is $184,818 in excess of its required net capital.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 8.84 to 1.

The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(i) and does not affect any transactions with customers.

NOTE F – SUBSEQUENT EVENTS

On January 22, 2016 the Company announced that it will be combining its business with that of Permal Group, a global alternative asset manager which is 100% owned by Legg Mason. The combination is expected to close mid-2016.



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Member of
EnTrust Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by EnTrust Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating EnTrust Securities LLC's compliance with the applicable instructions of Form SIPC-7. EnTrust Securities LLC's management is responsible for EnTrust Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective copy of signed check, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. There were no adjustments reported in Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 25, 2016

CONFIDENTIAL

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******878*******************ALL FOR AADC 100
067822 FINRA DEC
ENTRUST SECURITIES LLC
375 PARK AVE FL 24
NEW YORK NY 10152-3599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jill Zelenko 212-224-5506

2. A. General Assessment (item 2e from page 2) $ 40,824

B. Less payment made with SIPC-6 filed **(exclude interest)** (26,398)

7/30/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,426

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,426

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EnTrust Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner/Chief Financial Officer/FINOP
(Title)

Dated the 19th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,329,733
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 16,329,733
2e. General Assessment @ .0025	$ 40,824

(to page 1, line 2.A.)